Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Ensco plc:

We consent to the use of our reports dated February 18, 2011, with respect to the consolidated balance sheets of Pride International, Inc. as of December 31, 2010 and 2009, and the related consolidated statements of operations, stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2010, and the effectiveness of internal control over financial reporting as of December 31, 2010, which reports appear in the December 31, 2010 Annual Report on Form 10-K of Pride International, Inc. incorporated herein by reference and to the reference to our firm under the heading “Independent Registered Public Accounting Firms” in the prospectus.

/s/ KPMG LLP

Houston, Texas

January 13, 2012